Exhibit 12.1

Nuvelo, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratio)

	Years Ended December 31,					Three Months Ended March 31, 2005
	2000	2001	2002	2003	2004
Net Loss	$(22,253)	$(36,472)	$(44,978)	$(50,187)	$(52,489)	$(14,662)
Add: Fixed charges	1,580	3,580	4,529	4,356	5,626	884

Adjusted Earnings	(20,673)	(32,892)	(40,449)	(45,831)	(46,863)	(13,778)

Estimated interest component of rent	709	2,689	3,287	2,664	2,439	569
Interest expense	871	891	1,242	1,692	3,187	316

Total fixed charges	$1,580	$3,580	$4,529	$4,356	$5,626	$884

Ratio (1)	—	—	—	—	—	—

(1)	Adjusted earnings, as shown above, were insufficient to cover fixed charges in each period. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have preferred stock outstanding